Mail Stop 4561

December 12, 2006

Marvin D. Cooper
President
Domtar Corporation
33663 Weyerhaeuser Way South
Federal Way, WA 98003

Re: **Domtar Corporation**
      Form 10-12B
      Filed on November 21, 2006
      File No. 1-33164

Dear Mr. Cooper:

This is to advise you that a preliminary review of the above registration statement indicates that you have not provided the financial information necessary to complete a review of your filing.

We note that the registrant, Domtar Corp. (Delaware), plans to consummate a business combination with Domtar Inc., a Canadian corporation. As such, the restated audited financial statements of Domtar Inc. (Canada) are required to be included in the Form 10 pursuant to Rule 3-05 of Regulation S-X. In this regard, we note your statement that "Domtar's restated financial statements for each of the fiscal years in the five year period ended December 31, 2005 are not yet audited…."   You also state that such financial statements will be included in the Form 10 "prior to effectiveness," without further specifying your timing for providing this information.

Please be advised that we will be unable to complete a comprehensive review of your filing until such time as the restated audited financial statements of Domtar Inc. (Canada) are filed. Tell us when you will file the audited financial statements. Further, please tell us your plan for executing the steps necessary to complete the spin-off and finalize the business acquisition by Domtar Inc. (Canada). Note that the Staff will require sufficient time to review the audited financial statements and delays in providing this information may delay the completion of our review.

You may contact Jason Niethamer at 202-551-3855 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions relating to the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or the undersigned at

202-551-3462 with any other questions. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile 212-909-6836</u>
       Alan H. Paley, Esq.
       Debevoise & Plimpton, LLP